Exhibit 99.4

INTERIM REPORT

Consolidated Financial Statements

Second Quarter
March 31, 2007

AXCAN PHARMA

AXCAN PHARMA INC.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	March 31,	September 30,
	2007	2006
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	206,481	55,830
Short-term investments, available for sale	18,349	117,151
Accounts receivable, net	46,223	30,939
Income taxes receivable	6,673	8,987
Inventories (Note 2)	29,696	37,349
Prepaid expenses and deposits	3,388	3,699
Deferred income taxes	11,840	8,423
Total current assets	322,650	262,378

Property, plant and equipment, net	29,605	28,817
Intangible assets, net (Note 3)	370,474	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	925	1,475
Deferred income taxes	3,994	-
Total assets	755,115	695,817

Liabilities

Current liabilities
Accounts payable and accrued liabilities	64,920	60,733
Income taxes payable	9,477	2,099
Instalments on long-term debt	588	681
Deferred income taxes	1,459	1,104
Total current liabilities	76,444	64,617

Long-term debt	125,349	125,565
Deferred income taxes	39,606	38,211
Total liabilities	241,399	228,393

Shareholders’ Equity

Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	-	-
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized: 46,015,945 issued and outstanding as at March 31, 2007 and 45,800,581 as at September 30, 2006	265,101	262,786
Retained earnings	213,225	177,906
Additional paid-in capital	7,300	4,967
Accumulated other comprehensive income	28,090	21,765
Total shareholders’ equity	513,716	467,424
Total liabilities and shareholders’ equity	755,115	695,817

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Operations

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Revenue	85,320	72,770	164,139	143,409

Cost of goods sold (a)	21,403	18,466	40,617	36,695
Selling and administrative expenses (a)	24,890	22,888	47,035	46,530
Research and development expenses (a)	7,638	7,288	13,849	16,182
Depreciation and amortization	5,504	5,649	10,906	11,283
Partial write-down of intangible assets	-	5,800	-	5,800
	59,435	60,091	112,407	116,490

Operating income	25,885	12,679	51,732	26,919

Financial expenses	1,731	1,737	3,514	3,495
Interest income	(2,576)	(971)	(4,644)	(1,757)
Loss (Gain) on foreign currency	392	(335)	282	(545)
	(453)	431	(848)	1,193

Income before income taxes	26,338	12,248	52,580	25,726
Income taxes	8,520	3,926	17,261	8,159
Net income	17,818	8,322	35,319	17,567

Income per common share
Basic	0.39	0.18	0.77	0.38
Diluted	0.34	0.17	0.68	0.36

Weighted average number of common shares
Basic	45,972,131	45,712,790	45,909,282	45,711,291
Diluted	55,438,687	55,215,847	55,318,694	55,140,379
(a) Exclusive of depreciation and amortization

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Shareholders’ Equity and Comprehensive Income

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

Common shares (number)
Balance, beginning of period	45,935,805	45,688,344	45,800,581	45,682,175
Shares issued pursuant to the
stock incentive plans for cash	80,140	80,870	215,364	87,039
Balance, end of period	46,015,945	45,769,214	46,015,945	45,769,214

	$	$	$	$
Common shares
Balance, beginning of period	263,544	261,780	262,786	261,714
Stock-based compensation on exercised options	127	-	127	-
Shares issued pursuant to the
stock incentive plans for cash	1,430	688	2,188	754
Balance, end of period	265,101	262,468	265,101	262,468

Retained earnings
Balance, beginning of period	195,407	148,032	177,906	138,787
Net income	17,818	8,322	35,319	17,567
Balance, end of period	213,225	156,354	213,225	156,354

Additional paid-in capital
Balance, beginning of period	6,091	2,401	4,967	1,329
Stock-based compensation expense	1,273	918	2,374	1,990
Stock-based compensation on exercised options	(127)	-	(127)	-
Income tax deductions on stock options exercise	63	57	86	57
Balance, end of period	7,300	3,376	7,300	3,376

Accumulated other comprehensive income
Balance, beginning of period	27,288	13,599	21,765	15,774
Foreign currency translation adjustments	802	2,879	6,325	704
Balance, end of period	28,090	16,478	28,090	16,478
Total shareholders' equity	513,716	438,676	513,716	438,676

Comprehensive income
Foreign currency translation adjustments	802	2,879	6,325	704
Net income	17,818	8,322	35,319	17,567
Total comprehensive income	18,620	11,201	41,644	18,271

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Operating activities
Net income	17,818	8,322	35,319	17,567
Non-cash items
Amortization of deferred debt issue expenses	275	280	556	555
Other depreciation and amortization	5,504	5,649	10,906	11,283
Partial write-down of intangible assets	-	5,800	-	5,800
Stock-based compensation expense	1,273	918	2,374	1,990
Loss on disposal and write-down of assets	1,942	-	2,912	-
Foreign currency fluctuation	781	273	1,134	(10)
Deferred income taxes	(10,043)	(1,357)	(9,039)	(78)
Changes in working capital items
Accounts receivable	(13,656)	(7,259)	(14,765)	5,617
Income taxes receivable	6,101	(735)	4,360	(329)
Inventories	7,245	(3,299)	7,922	(2,977)
Prepaid expenses and deposits	698	(137)	318	(1,861)
Accounts payable and accrued liabilities	4,027	8,477	4,112	6,908
Income taxes payable	2,368	(878)	7,413	849
Cash flows from operating activities	24,333	16,054	53,522	45,314
Investing activities
Acquisition of short-term investments	(1,036)	(20,418)	(25,171)	(20,418)
Disposal of short-term investments	29,627	-	123,973	6,997
Acquisition of property, plant and equipment	(2,406)	(587)	(3,769)	(1,153)
Disposal of property, plant and equipment	37	(20)	87	(20)
Cash flows from investing activities	26,222	(21,025)	95,120	(14,594)
Financing activities
Repayment of long-term debt	(170)	(371)	(343)	(739)
Issue of shares	1,430	688	2,188	754
Cash flows from financing activities	1,260	317	1,845	15
Foreign exchange gain (loss) on cash
held in foreign currencies	51	28	164	(92)
Net increase (decrease) in cash
and cash equivalents	51,866	(4,626)	150,651	30,643
Cash and cash equivalents, beginning of period	154,615	115,238	55,830	79,969
Cash and cash equivalents, end of period	206,481	110,612	206,481	110,612

Additional information
Interest received	1,657	948	3,482	1,845
Interest paid	2	33	2,688	2,713
Income taxes paid	6,689	7,000	9,393	7,814

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.	Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company’s audited financial statements for the year ended September 30, 2006. The interim financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2006. When necessary, the financial statements include amounts based on informed estimates and best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.	Inventories

	March 31,	September 30,
	2007	2006
	$	$

Raw materials and packaging material	10,463	15,979
Work in progress	1,189	1,413
Finished goods	18,044	19,957
	29,696	37,349

3.	Intangible Assets

March 31, 2007
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	349,314	68,398	280,916
Indefinite life	101,933	12,375	89,558
	451,247	80,773	370,474

September 30, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	347,117	59,404	287,713
Indefinite life	100,342	12,375	87,967
	447,459	71,779	375,680

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

4.	Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry.

The Company operates in the following geographic segments:

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Revenue
Canada
Domestic sales	8,876	9,143	21,341	19,327
Foreign sales	-	-	-	-
United States
Domestic sales	61,381	48,089	111,385	92,998
Foreign sales	973	1,850	2,037	3,196
Europe
Domestic sales	11,117	11,007	23,675	23,152
Foreign sales	2,875	2,614	5,453	4,636
Other	98	67	248	100
	85,320	72,770	164,139	143,409

	March 31,	September 30,
	2007	2006
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	32,644	36,409
United States	126,064	125,084
Europe	238,503	239,323
Other	30,335	31,148
	427,546	431,964

Revenue is attributed to geographic segments based on the country of origin of the sales.

5.	Financial Information Included in the Consolidated Operations

a)	Financial expenses

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Interest on long-term debt	1,325	1,347	2,682	2,722
Bank charges	40	31	106	60
Financing fees	91	79	170	158
Amortization of deferred debt issue expenses	275	280	556	555
	1,731	1,737	3,514	3,495

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.	Financial Information Included in the Consolidated Operations (continued)

b)	Other information
	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Rental expenses	575	568	1,094	858
Shipping and handling expenses	1,475	2,644	3,049	3,902
Advertising expenses	3,819	1,920	5,753	5,989
Depreciation of property, plant and equipment	1,243	1,426	2,447	2,832
Amortization of intangible assets	4,261	4,223	8,459	8,451
Stock-based compensation expense	1,273	918	2,374	1,990

c)	Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	$	$	$	$
Net income available to common shareholders
Basic	17,818	8,322	35,319	17,567
Interest and amortization of deferred debt issue
expenses relating to the convertible
subordinated notes, net of income taxes	1,047	1,069	2,118	2,190
Net income available to common shareholders on a diluted basis	18,865	9,391	37,437	19,757

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

Weighted average number of common shares
Weighted average number of common shares
outstanding	45,972,131	45,712,790	45,909,282	45,711,291
Effect of dilutive stock options and relevant
shares issuable under stock incentive plans	542,443	578,944	485,299	504,975
Effect of dilutive convertible subordinated notes	8,924,113	8,924,113	8,924,113	8,924,113
Adjusted weighted average number of common shares outstanding	55,438,687	55,215,847	55,318,694	55,140,379

Number of common shares outstanding as at May 1, 2007			46,071,509

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.	Financial Information Included in the Consolidated Operations (continued)

c)	Income per common share (continued)

Options to purchase 1,058,840 and 883,450 common shares were outstanding as at March 31, 2007 and 2006 respectively but were not included in the computation of diluted income per share for the six-month period ended March 31, 2007 and 2006, as the exercise price of the options was greater than the average market price of the common shares.

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions, or if the company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

d)	Employee benefit plan

A subsidiary of the Company has a defined contribution plan (“The Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. For the six-month period ended March 31, 2007, the Company made matching contributions to the Plan totalling $217,502 ($222,262 in 2006).

6.	Stock incentive plans

The weighted average estimated fair value of granted stock options for the periods ended March 31, 2007 and 2006 using the Black-Scholes option pricing model was as follows:

	For the	For the	For the	For the
	three-month	three-month	six-month	six-month
	period ended	period ended	period ended	period ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006

Weighted average fair value of options	$5.85	$7.67	$5.72	$6.61
Assumptions used
Expected term of options (years)	4.5	6	4.5	6
Expected stock price volatility	36%	42%	39%	42%
Risk-free interest rate	4.17%	4.12%	4.37%	4.28%
Expected dividend	-	-	-	-